UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

ELEMENT SOLUTIONS INC

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 East Broward Boulevard, Suite 1860
Fort Lauderdale, Florida 33394
(Address of principal executive offices) (Zip Code)

John E. Capps Executive Vice President, General Counsel and Secretary (561) 207-9600
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Element Solutions Inc ("Element Solutions") has filed a Conflict Minerals Report, which appears as Exhibit 1.01 to this Form SD and is publicly available on its website at www.elementsolutionsinc.com under "Sustainability" in "Resources - Policies."
The content of Element Solutions' website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 - Exhibit
A copy of the Conflict Minerals Report of Element Solutions is provided as Exhibit 1.01 hereto.
Section 2 - Exhibits
Item 2.01 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELEMENT SOLUTIONS INC
(Registrant)

Date: May 27, 2022	/s/ John E. Capps
Name: John E. Capps
Title: Executive Vice President, General Counsel and Secretary